3/13/14

14046984

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 68406

SEC MAIL RECEIVED MAR 0 4 2014 WASH. DC SECTION 193

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: WR Securities, LLC
Wolfe Research Securities

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

420 Lexington Avenue, Suite 648
(No. and Street)

New York (City) New York (State) 10170 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Malat (646) 845-0707
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sanville & Company
(Name - *if individual, state last, first, middle name*)

1514 Old York Road (Address) Abington (City) PA (State) 19001 (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/20/14

OATH OR AFFIRMATION

I, David Malat, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wolfe Research Securities, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Chief Financial Officer/FinOp

Title

Notary Public

DEVIN M. RILEY
Notary Public, State of New York
Qualified in Queens County
No. 01RI6253699
My Commission Expires 01-03-2016

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- N/A ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Public

Sanville & Company
CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

140 EAST 45TH STREET NEW YORK, NY 10017
(212) 661-3115 • (646) 227-0268 FAX

INDEPENDENT AUDITOR'S REPORT

To the Member of
Wolfe Research Securities

Report on the Financial Statement

We have audited the accompanying statement of financial condition of Wolfe Research Securities (the "Company"), as of December 31, 2013, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Wolfe Research Securities as of December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

Sanville + Company

Abington, Pennsylvania
February 25, 2014

Wolfe Resesarch Securities

Statement of Financial Condition

December 31, 2013

Assets

Cash	$	706,105
Deposit with clearing broker		100,000
Due from brokers		354,307
Marketable securities owned, at fair value		3,503,296
Other assets		100,603
Total assets	$	4,764,311

Liabilities and Member's Equity

Liabilities		
Payable to affiliate	$	62,129
Accrued expenses and other liabilities		167,990
Total liabilities		230,119
Member's equity		4,534,192
Total liabilites and member's equity	$	4,764,311

The accompanying notes are an integral part of this financial statement.

1. Organization

WR Securities, LLC, doing business as Wolfe Research Securities (the "Company"), is a limited liability company formed as a wholly-owned subsidiary of Wolfe HoldCo, LLC (the "Parent"). The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the self-regulatory organization, Financial Industry Regulatory Authority, Inc. ("FINRA").

2. Summary of Significant Accounting Policies

The following are the significant accounting policies followed by the Company:

Use of estimates - The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates, assumptions and judgments that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Due from brokers -Due from brokers are uncollateralized broker obligations due under normal trade terms. In the opinion of management, at December 31, 2013, all receivables were considered collectible and no allowance was necessary.

Marketable securities owned - Marketable securities are recorded at fair value as determined in accordance with FASB ASC 820, "Fair Value Measurements and Disclosures".

Commissions - The Company has an introducing agreement with a clearing broker and it also has a commission sharing agreement with a clearing broker, thus, the Company does not carry accounts for customers or perform custodial functions related to customers' securities. Customer transactions under both arrangements are not reflected in these financial statements as such clearing brokers maintain the customer accounts and clear such transactions.

Subsequent events - *M*anagement has evaluated the impact of all subsequent events through February 25, 2014, the date the financial statements were available to be issued and has determined that there were no subsequent events requiring disclosure in these financial statements.

Income taxes - The Company is a single member limited liability company and, therefore, is a disregarded entity for federal tax law. The Company is included in the federal income tax return filed by its Parent. The Parent is a limited liability company and has elected to be treated as a partnership as defined in the Internal Revenue Code. As a result, no provision for federal income taxes has been provided.

2. Summary of Significant Accounting Policies (Continued)

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, "Income Taxes". Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each year. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

For the year ended December 31, 2013, management has determined that there are no material uncertain income tax positions, and as such no interest or penalties have been recognized in the financial statements.

The Company has not been subjected to federal, state or local tax examinations since its inception in 2009.

3. Related Party Transactions

The Company has an expense sharing arrangement with an affiliate, Wolfe Research, LLC ("Wolfe"). Under the provisions of the expense sharing arrangement, certain expenses are paid by Wolfe and allocated to the Company. At December 31, 2013, the Company had $62,129 payable to Wolfe.

4. Fair Value Measurements

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

4. Fair Value Measurements (Continued)

Common and preferred equity securities are valued at the closing price reported on the active market on which the individual securities are traded. Fair values for municipal securities and corporate debt securities are obtained from a third party pricing service and are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable securities. If quoted market prices are not available for comparable securities, fair value is based on quoted bids for the security or comparable securities.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2013:

	Assets at Fair Value at December 31, 2013			
	Level 1	**Level 2**	**Level 3**	**Total**
Marketable securities owned, at fair value				
Municipal securities	$ -	$ 2,226,318	$ -	$ 2,226,318
Corporate debt securities	-	595,471	-	595,471
Exchange traded funds	401,052	-	-	401,052
Preferred equity securities	174,975	-	-	174,975
Common stock	105,480	-	-	105,480
Total marketable securities owned, at fair value	**$ 681,507**	**$ 2,821,789**	**$ -**	**$ 3,503,296**

As of and during the year ended December 31, 2013, the Company did not hold any Level 3 securities thus, there were no amounts recorded to income or loss for such securities. There were no transfers between levels during 2013.

5. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and ratios of aggregate indebtedness to net capital, as defined. The Company's minimum net capital is the greater of $100,000 or 6 2/3% of aggregate indebtedness. At December 31, 2013, the Company had net capital of $3,871,708, which was $3,771,708 in excess of its required net capital of $100,000. At December 31, 2013, the Company's ratio of aggregate indebtedness to net capital was 0.06 to 1.

6. Exemption from Rule 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 pursuant to the exemption provision under subparagraph (k)(2)(ii) and, therefore, is not required to maintain a "Special Reserve Bank Account for Exclusive Benefit of Customers".